Exhibit 99.1

IMV INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

FIRST SUPPLEMENTAL WARRANT INDENTURE

December 8, 2022

THIS FIRST SUPPLEMENTAL WARRANT INDENTURE dated as of December 8, 2022.

BETWEEN:	IMV INC., a corporation governed by the laws of Canada;

(hereinafter called the “Corporation”);

AND:	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada;

(hereinafter called the “Warrant Agent”).

WHEREAS:

1.	The Corporation and the Warrant Agent entered into a warrant indenture (the “Warrant Indenture”) dated July 20, 2021 providing for the issue of up to 10,714,285 Warrants (as defined in the Warrant Indenture) with each whole Warrant exercisable to acquire one common share of the Corporation at an exercise price of US$2.10 per common share at any time prior to 5:00 p.m. (Montréal time) on July 20, 2026;

2.	Section 8.1(b) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of setting forth any adjustments due, inter alia, to a share consolidation resulting from the application of the provisions of Article 3 of the Warrant Indenture;

3.	The Corporation has effected the consolidation of its common shares (the “Shares”) on a 10 (old) for 1 (new) basis (the “Share Consolidation”), effective as of December 7, 2022;

4.	The foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent;

5.	The Warrant Agent has agreed to enter into this First Supplemental Warrant Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to the Warrant Indenture as modified by this First Supplemental Warrant Indenture from time to time;

NOW THEREFORE THIS FIRST SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.	This First Supplemental Warrant Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this First Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this First Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

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2.	On and after the date hereof, each reference to the Warrant Indenture, as amended by this First Supplemental Warrant Indenture, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this First Supplemental Warrant Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

3.	Capitalized terms used herein but not otherwise defined shall have the meaning given to such terms in the Warrant Indenture;

4.	Recital B of the Warrant Indenture is hereby amended to read as follows:

“Every ten (10) Warrants entitle the holder thereof to purchase, subject to adjustment in certain events, one (1) Common Share at a price of US$21.00 at any time prior to 5:00 p.m. (Montréal time) on July 20, 2026, subject to early expiry in accordance with this Indenture;”

5.	Section 1.1 of the Warrant Indenture is hereby amended to add the following definition:

“First Supplemental Warrant Indenture” means the First Supplemental Warrant Indenture between the Corporation and the Warrant Agent dated as of December 8, 2022;

6.	The following definitions in Section 1.1 of the Warrant Indenture are hereby amended to read as follows:

“Exchange Basis” means, as at any time, the number of Common Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the provisions of this Indenture and which, as the date hereof, is equal to one (1) Common Share for every ten (10) Warrants;

“Exercise Price” means US$21.00 for each Common Share, subject to adjustment in accordance with the provisions of this Indenture;

“Warrants” means the common share purchase warrants of the Corporation issued and authenticated hereunder as Uncertificated Warrants or to be issued and countersigned in the form of warrant certificates, in either case entitling the holders thereof to purchase Warrant Shares on the basis of one Warrant Share for every ten (10) Warrants upon payment of the Exercise Price therefor at any time prior to the Time of Expiry; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrants may be subject to adjustment in accordance with the terms and provisions hereof;

7.	Subsection 3.2 of the Warrant Indenture is hereby to read as follows:

“Every ten (10) Warrants authorized to be issued hereunder shall entitle the registered holder thereof to acquire (subject to sections 3.13, 3.14 and 3.15) upon due exercise and upon the transaction instructions or due execution of the exercise form endorsed on the Warrant Certificate, as applicable, or other instrument of exercise in such form as the Warrant Agent and/or the Corporation may from time to time prescribe and upon payment of the Exercise Price, one Warrant Share or such other kind of amount of shares or securities or property, calculated pursuant to the provisions of sections 3.13 and 3.14, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.”;

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8.	The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Warrant Indenture in all other respects.

9.	The form of Warrant Certificate attached as Schedule A to the Warrant Indenture shall be replaced by Schedule A hereto.

10.	The terms of all outstanding Warrants shall be hereby amended to give effect to the amendments described in sections 3, 4 and 5 of this First Supplemental Warrant Indenture.

11.	For greater certainty, unless the context otherwise requires, references to “Shares” in the Warrant Indenture shall mean the common shares of the Corporation after giving effect to the Share Consolidation.

12.	This First Supplemental Warrant Indenture shall be governed by and be construed in accordance with the laws of Canada and shall be binding upon the parties hereto and their respective successors and assigns.

13.	This First Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this First Supplemental Warrant Indenture.

14.	Notwithstanding the date of its execution, this First Supplemental Warrant Indenture shall be effective as of December 7, 2022.

(Signature page follows)

IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Warrant Indenture on the date hereof.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	/s/ Sonya Santolin
Authorized Signatory
Sonya Santolin
Corporate Trust Officer

Per:	/s/ Francis Nixon
Authorized Signatory
Francis Nixon
Corporate Trust Officer

IMV INC.

Per:	/s/ Brittany Davison
Authorized Signatory

SCHEDULE A

FORM OF WARRANT CERTIFICATE

WARRANTS TO PURHASE COMMON SHARES

OF IMV INC.

(a corporation incorporated under the laws of Canada

CUSIP No. 44974L129 ISIN No. CA44974L1296

Warrant Certificate No. _______________	Representing _____________________ Warrants to purchase Common Shares

THIS CERTIFIES that, for value received, the registered holder hereof, ______________________ (the “holder”) is entitled, at any time at or before 5:00 p.m. (Montréal time) on July 20, 2026 (the “Time of Expiry”), to acquire, subject to adjustment in certain events, for every ten (10) Warrants represented hereby to purchase one fully-paid and non-accessible common share (a “Common Share”) of IMV Inc. (the “Corporation”), as presently constituted, by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its principal office in Montréal, Québec, and Toronto, Ontario this Warrant Certificate with the duly completed and executed Exercise Form endorsed on the back of this Warrant Certificate, and accompanied by payment of US$21.00 per Common Share (subject to adjustment in certain events) (the “Exercise Price”) by certified cheque, bank draft or money order in lawful money of the United States payable to, or to the order of, the Corporation at par at the above-mentioned office of the Warrant Agent.

The holder of this Warrant Certificate may purchase less than the number of Common Shares which he is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

The Warrants evidenced hereby are exercisable on or before the Time of Expiry, after which time the Warrants evidenced hereby shall be deemed to be void and of no further force or effect.

This Warrant Certificate represents Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of July 20, 2021, between the Corporation and the Warrant Agent, as supplemented by a first supplemental indenture dated December 8, 2022 between the Corporation and the Warrant Agent, as may be amended from time to time, which contains particulars of the rights of the holders of the Warrants and the Corporation and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Warrant Indenture. A copy of the Warrant Indenture will be available for inspection at the principal office of the Corporation in the City of Montréal, Québec. In the event of any conflict between the provisions contained in this Warrant Certificate and the provisions of the Warrant Indenture, the provisions of the Warrant Indenture shall prevail.

Upon acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its office in the City of Montréal, Québec and Toronto, Ontario.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Corporation shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Exercise Form herein shall be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Corporation or the Warrant Agent all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Corporation or the Warrant Agent the amount of such tax (or shall have satisfied the Corporation that such tax has been paid or that no tax is due) are to be issued, the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise, and upon due surrender of this Warrant Certificate and all other documentation required, the Warrant Agent shall cause the issuance of a certificate(s) representing such Common Shares to be issued within two Business Days after the exercise of the Warrants (or portion thereof) represented hereby.

Pursuant to Section 4.2 of the Warrant Indenture, if at any time following the initial effectiveness of a shelf registration statement filed with the United States Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, registering the Common Shares issuable upon exercise of the Warrants (a “Registration Statement”) and prior to the Time of Expiry, the Corporation determines that no Registration Statement filed with the United States Securities and Exchange Commission is effective, or the use of any such Registration Statement is suspended, no Warrantholder will be permitted to exercise Warrants unless an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the Corporation shall promptly provide written notice of such determination to the Warrant Agent. Upon receipt of such notice, the Warrant Agent shall provide a copy thereof to each holder of Warrants, and confirm in writing that the then outstanding Warrants may, until the earlier of (x) a Registration Statement becoming effective or ceasing to be suspended and any prospectus supplement necessary in relation thereto having been filed, or (y) the Time of Expiry, if the Current Market Price exceeds the Exercise Price, also be exercised by means of a “cashless exercise” in which the holder of Warrants shall be entitled to surrender a Warrant to the Corporation in exchange for the issuance of the number of Common Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where: (a) (A) equals the Current Market Price on the trading day immediately preceding the date of the receipt by the Warrant Agent of the notice of exercise; (b) (B) equals the Exercise Price per Common Share of such Warrant, as adjusted; and (c) (X) equals the number of Common Shares that would otherwise be issuable upon exercise of such Warrant in accordance with its terms by means of a cash exercise rather than a cashless exercise.

The issue price for each such Common Share to be issued pursuant to the cashless exercise of a Warrant will be equal to (B), as defined above, and the total issue price for the aggregate number of Common Shares issued pursuant to the cashless exercise of a Warrant will be paid and satisfied in full by the surrender to the Corporation of such Warrant.

In addition, if the Corporation determines at any time prior to the Expiry Date that U.S. state securities laws are not preempted with respect to exercises of the Warrants, the Corporation may by written notice to the Warrant Agent elect to permit exercises of Warrants that are subject to the laws of one or more U.S. jurisdictions to be exercised on a “cashless exercise” basis, pursuant to the cashless exercise formula set forth above.

Upon the receipt of such notice, the Warrant Agent shall provide a copy thereof to each registered holder of Warrants, and confirm the Corporation’s determination in writing.

The holder acknowledges that the Warrants represented by this Warrant Certificate and the Common Shares issuable upon exercise hereof may be offered, sold or otherwise transferred only in compliance with all applicable securities laws.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a transfer form or other written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates representing in the aggregate an equal number of Warrants. The Corporation and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders holding a specified percentage of the then outstanding Warrants.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laves of Canada applicable therein. Time shall be of the essence hereof and of the Warrant Indenture.

The Corporation may from time to time at any time prior to the Time of Expiry purchase any of the Warrants by private agreement or otherwise.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

All dollar amounts herein are expressed in the lawful money of the United States.

The signature below shall be deemed to constitute an original signature to this Warrant Certificate. This Warrant Certificate may be executed in one or more counter-parts, each of which may be delivered by facsimile, by e-mail in PDF, or other legally permissible electronic signature, and each of which will be deemed to be an original, and all of which together will be deemed to be one and the same document.

(Signatures page follows)

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of this ________________ day of ________________, 2022.

IMV INC.

By:
Authorized Signing Officer

Certified this _____ day of _________________, 2022

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

EXERCISE FORM

TO:	IMV INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA
1500, boulevard Robert-Bourassa, 7e étage
Montréal, Québec H3A 3S8

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire: [Please complete (a) or (b) below.]

(a) ____________ Common Shares of IMV Inc. pursuant to the right of such holder to be issued, and hereby subscribes for, the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture for an aggregate exercise price of $___________ and encloses herewith a certified cheque, bank draft or money order in Iawful money of the United States payable to, or to the order of, IMV Inc. at par in payment in full of the subscription price of the Common Shares hereby subscribed for; or

(b) _____________ Common Shares of IMV Inc., only if permitted pursuant to Section 4.2 of the Warrant Indenture, by means of a “cashless exercise” in which the holder of Warrants shall be entitled to receive a certificate for the number of Common Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where (i) (A) equals the Current Market Price on the trading day immediately preceding the date of the receipt by the Warrant Agent of the notice of exercise; (ii) (B) equals the Exercise Price per Common Share of each Warrant, as adjusted; and (iii) (X) equals the number of Common Shares that would otherwise be issuable upon exercise of the Warrants in accordance with their terms by means of a cash exercise rather than a cashless exercise, and the undersigned hereby agrees that the issue price for each such Common Share pursuant to this cashless exercise of such Warrants is equal to (B), as defined above, and the undersigned hereby surrenders all such Warrants to IMV Inc. in full payment and satisfaction of the total issue price for such Common Shares pursuant to this cashless exercise of such Warrants.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the warrant indenture between IMV Inc. and Computershare Trust Company of Canada dated July 20, 2021 (the “Warrant Indenture”), as supplemented by a first supplemental indenture between IMV Inc. and Computershare Trust Company of Canada dated December 8, 2022.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

TRANSFER FORM

TO:	IMV INC. (the “Corporation”)

(Please print. If securities are issued to a person other than the registered Warrantholder, the holder must pay to the Warrant Agent all applicable taxes and the signature of the holder must be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program).

Signature of Warrantholder	Signature of Guarantee

Print Name

DATED this ____ day of, ________.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA
1500, boulevard Robert-Bourassa, 7e étage
Montréal, Québec H3A 3S8

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

(Social Insurance Number)

______________________ of the Warrants registered in the name of the undersigned transferror represented by the Warrant Certificate.

DATED this _____ day of, ___________, _____.

Signature of Warrantholder	Signature of Guarantee

Print Name

Address

REASON FOR TRANSFER - for US residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

GIFT: ☐

ESTATE: ☐

PRIVATE SALE: ☐

OTHER (OR NO CHANGE IN OWNERSHIP): ☐

DATE OF EVENT (DATE OF GIFT, DEATH OR SALE):

VALUE PER WARRANT ON THE DATE OF EVENT:

CERTAIN REQUIREMENTS RELATING TO TRANSFERS — READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•	Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER - FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

NOTES:

1.            The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

2.            Warrants shall only be transferable in accordance with the Warrant Indenture between IMV Inc. (the “Corporation”) and Computershare Trust Company of Canada (the “Warrant Agent”) dated as of July 20, 2021, as supplemented by a first supplemental indenture between the Corporation and the Warrant Agent dated as of December 8, 2022, applicable laws and the rules and policies of any applicable stock exchange.